Exhibit 99.1

HeadHunter Group PLC Announces Second Quarter 2021 Financial Results

MOSCOW, Russia, August 16, 2021 – HeadHunter Group PLC (Nasdaq: HHR, MOEX: HHRU) announced today its financial results for the quarter ended June 30, 2021. As used below, references to “we,” “our,” “us” or the “Company” or similar terms shall mean HeadHunter Group PLC.

Second Quarter 2021 Financial and Operational Highlights

	Three months ended June 30, 2021	Three months ended June 30, 2020	Change(3)		Three months ended June 30, 2021
(in millions of RUB(1) and USD(2))	RUB	RUB			USD(4)
Revenue	3,911	1,534	155.0%		54.0
Russia Segments(6) Revenue	3,593	1,421	152.8%		49.6
Net Income	1,279	239	435.1%		17.7
Net Income Margin, %	32.7%	15.6%	17.1	ppts
Adjusted EBITDA(5)(7)	2,264	666	239.9%		31.3
Adjusted EBITDA Margin, %(5)(7)	57.9%	43.4%	14.5	ppts
Adjusted Net Income(5)(7)	1,603	358	347.1%		22.1
Adjusted Net Income Margin, %(5)(7)	41.0%	23.4%	17.6	ppts

(1)	“RUB” or “₽” denote Russian Ruble throughout this release.
(2)	“USD” or “$” denote U.S. Dollar throughout this release.
(3)	Percentage movements and certain other figures in this release may not recalculate exactly due to rounding. This is because percentages and/or figures contained herein are calculated based on actual numbers and not the rounded numbers presented.
(4)	Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of June 30, 2021 (RUB 72.3723 to USD 1).
(5)	Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Net Income Margin are non-IFRS measures. See “Use of Non-IFRS Financial Measures” elsewhere in this release for a description of these measures and a reconciliation from the nearest IFRS measure.
(6)	Includes our “Russia (hh.ru)” and “Russia (Zarplata.ru)” operating segments revenue.
(7)	Beginning from the first quarter of 2021, we modified the presentation of Adjusted EBITDA and Adjusted Net Income, our non-IFRS measures, to exclude the impact of foreign exchange gains and losses. Prior period amounts have been reclassified to conform to this presentation. Please see “Modification of the presentation of Adjusted EBITDA and Adjusted Net Income” and “Use of Non-IFRS Financial Measures” elsewhere in this release.

●	Revenue is up 155.0% mostly due to strong demand for candidates driving up the number of paying customers and the average consumption, as well as the low base effect, and the consolidation of acquired subsidiaries.

●	Net income is up 435.1% driven by the increase in revenue.

●	Adjusted EBITDA is up 239.9% and Adjusted EBITDA Margin is up from 43.4% to 57.9% mainly due to the increase in revenue. Margin expansion in our “Russia (hh.ru)” segment slightly diluted by consolidation of acquired subsidiaries.

	As of June 30, 2021		As of December 31, 2020		Change	As of June 30, 2021
(in millions of RUB and USD)	RUB		RUB			USD
Net Working Capital(1)	(4,832)		(3,849)		25.5%	(66.8)
Net Debt(1) (3)	2,592		4,909		(47.2)%	35.8
Net Debt to Adjusted EBITDA Ratio(1) (3)	0.4	x	1.2	x

(1)	Net Working Capital, Net Debt, and Net Debt to Adjusted EBITDA Ratio are non-IFRS financial measures. See “Use of Non-IFRS Financial Measures” elsewhere in this release for calculation of these measures

(2)	For the purposes of calculation of this ratio as of June 30, 2021, Adjusted EBITDA is calculated on the last twelve months basis.

(3)	In July 2021 we settled ca. RUB 2 billion dividend payable in cash, which affected our Net Debt and Net Debt to Adjusted EBITDA Ratio measures if measured immediately after the payment (see “Dividend” elsewhere in this release).

●	Net Working Capital as of June 30, 2021 decreased by ₽983 million, or 25.5%, compared to December 31, 2020, primarily due to (i) an increase in contract liabilities by ₽583 million from customer prepayments, (ii) an increase in trade and other payables (current portion), and (iii) ₽155 million consideration payable for the acquisition of a 9.97% stake in Skillaz.

●	Net Debt decreased by ₽2,317 million, or 47.2%, primarily due to cash generated from operating activities (see “Cash Flows”).

●	Net Debt to Adjusted EBITDA Ratio decreased from 1.2x to 0.4x, due to the decrease in Net Debt and the increase in Adjusted EBITDA.

Mikhail Zhukov, Chief Executive Officer of HeadHunter Group PLC: "We had an exceptionally strong quarter, where we demonstrated the scalability of our business model and our commitment to long-term product development. We look forward to remaining the most effective digital recruitment solution for many thousands of clients as they recover from last year’s turbulence and now face an unprecedented labor supply scarcity.”

Acquisition of Zarplata.ru and Skillaz

In December 2020, we acquired 100% ownership interest in LLC “Zarplata.ru” (“Zarplata.ru”), a job classified platform with a strong footprint in certain Russian regions, such as Siberia and Ural. From January 1, 2021, our statement of income and comprehensive income includes results of Zarplata.ru. This affects year-on-year comparisons of our revenue, operating expenses, and other metrics in 2021. For the purposes of analysis of our key performance indicators, such as the number of paying customers and the average revenue per customer (“ARPC”), we combine our “Russia (hh.ru)” and “Russia (Zarplata.ru)” (collectively “Russia segments”) revenues, as we believe that our combined ARPC and combined number of paying customers allows us to assess better our results and position on Russian online recruitment market, on which both these segments operate.

As of March 31, 2021, we obtained control over LLC “Skillaz”, a Russian HR technology company which automates and enhances recruitment processes by delivering sophisticated and flexible software as a service (“SaaS”) solutions (“Skillaz”), as our call option to acquire a further 40.01% ownership interest in Skillaz (in addition to our 25.01% stake already acquired) became beneficial. On May 26, 2021, we exercised the option and acquired the 40.01% stake, and on June 28, 2021 we acquired additional 9.97%, thus increasing our total ownership interest in Skillaz to 74.99%. From April 1, 2021, our statement of income and comprehensive income includes results of Skillaz. This affects year-on-year comparisons of our revenue and operating expenses in 2021. For the purposes of analysis of our key performance indicators, such as the number of paying customers and the average revenue per customer (“ARPC”), we included Skillaz in our “Other segments”.

Modification of the presentation of Adjusted EBITDA and Adjusted Net Income

Beginning from the first quarter of 2021, we modified the presentation of Adjusted EBITDA and Adjusted Net Income, our non-IFRS measures, to exclude the impact of foreign exchange gains and losses as the nature of such gains and losses is not operational. We believe this revised presentation will provide a better understanding of our operating performance and a more meaningful comparison of our results between periods.

Prior period amounts have been reclassified to conform to this presentation. These changes have no impact on any of the previously reported IFRS results for any periods presented.

The following tables present the effects of the changes on the presentation of non-IFRS measures as reflected in the Company's previous reports:

	For the three months ended June 30, 2020
(in millions of RUB)	Non-IFRS Prior Presentation	Net foreign exchange gain and related income tax effect	Non-IFRS Revised Presentation
Adjusted EBITDA	685	(19)	666
Adjusted EBITDA Margin, %	44.7%	(1.3)%	43.4%
Adjusted Net Income	412	(54)	358
Adjusted Net Income Margin, %	26.9%	(3.5)%	23.4%

	For the six months ended June 30, 2020
(in millions of RUB)	Non-IFRS Prior Presentation	Net foreign exchange gain and related income tax effect	Non-IFRS Revised Presentation
Adjusted EBITDA	1,731	(95)	1,636
Adjusted EBITDA Margin, %	49.1%	(2.7)%	46.4%
Adjusted Net Income	1,025	(85)	940
Adjusted Net Income Margin, %	29.1%	(2.4)%	26.7%

	For the year ended December 31, 2020
(in millions of RUB)	Non-IFRS Prior Presentation	Net foreign exchange gain and related income tax effect	Non-IFRS Revised Presentation
Adjusted EBITDA	4,187	(83)	4,104
Adjusted EBITDA Margin, %	50.6%	(1.1)%	49.5%
Adjusted Net Income	2,733	(50)	2,683
Adjusted Net Income Margin, %	33.0%	(0.6)%	32.4%

Impact of COVID-19 on Our Operations and Financial Position

The ongoing COVID-19 pandemic can affect our financial results mostly via decrease in business activity in Russia, especially on the back of measures taken by authorities to curb spread of the disease, such as shelter-in-place orders, non-working days announcements and businesses closures. A decrease in business activity may result in a decrease in a number of job postings advertised by our customers and the number of CV database subscriptions purchased or renewed, leading to a decrease in our revenues.

The most severe restrictions in Russia were in place from March 30, 2020 to May 11, 2020, when a nation-wide period of non-working days was introduced, and shelter-in-place orders were in effect in Moscow. This affected our revenue in the end of the first quarter of 2020 and in the second quarter of 2020. A gradual recovery of business activities followed in the third and fourth quarters of 2020, resulting in a recovery in our KPIs.

No such restrictions had been introduced since, except until a period of four working days from May 4, 2021 to May 7, 2021 was announced as a period of non-working days. This was a similar but much smaller measure to the period of non-working days in 2020. Accordingly, we have seen no measurable impact of COVID-19 on our financial results for the second quarter of 2021 and our financial position as of June 30, 2021. Year-to-year comparison of our financial results for the second and, prospectively, third quarter of 2021 is colored by the low base effect of the corresponding periods in 2020. However, our financial position, results and liquidity may be affected in the future by any further adverse developments related to COVID-19.

Operating Segments

For management purposes, we are organized into operating segments based on the geography of our operations or other subdivisions as presented in internal reporting to our chief operating decision-maker (“CODM”). Our operating segments include “Russia (hh.ru),” “Russia (Zarplata.ru),” “Belarus,” “Kazakhstan”, “Skillaz” and other segments. As each segment, other than “Russia (hh.ru)” and “Russia (Zarplata.ru)”, individually comprises less than 10% of our revenue, for reporting purposes we combine all segments other than “Russia (hh.ru)” and “Russia (Zarplata.ru)” into the “Other segments” category.

Customers

We sell our services predominantly to businesses that are looking for job seekers to fill vacancies inside their organizations. We refer to such businesses as “customers.” In Russia, we divide our customers into (i) Key Accounts and (ii) Small and Medium Accounts, based on their annual revenue and employee headcount. We define “Key Accounts” as customers who, according to the Spark-Interfax database, have an annual revenue of ₽2 billion or more or a headcount of 250 or more employees and have not marked themselves as recruiting agencies on their page on our website. We define “Small and Medium Accounts” as customers who, according to the Spark-Interfax database, have both an annual revenue of less than ₽2 billion and a headcount of less than 250 employees and have not marked themselves as recruiting agencies on their page on our website. Our website allows several legal entities and/or natural persons to be registered, each with a unique identification number, under a single account page (e.g., a group of companies). Each legal entity registered under a single account is defined as a separate customer and is included in the number of paying customers metric. Natural persons registered under a single account are assumed to be employees of the legal entities of that account and thus, are not considered separate customers and are not included in the number of paying customers metric. However, in a specific reporting period, if only natural persons used our services under such account, they are collectively included in the number of paying customers as one customer.

Seasonality

Revenue

We generally do not experience seasonal fluctuations in demand for our services and, prior to COVID-19, our revenue remained relatively stable throughout each quarter. However, our customers are predominately businesses and, therefore, use our services mostly on business days. As a result, our quarterly revenue is affected by the number of business days in a quarter, with the exception of our services that represent “stand-ready” performance obligations, such as subscriptions to access our curriculum vitae (“CV”) database, which are satisfied over the period of subscription, including weekends and holidays.

Public holidays in Russia predominantly fall during the first quarter of each year, which results in lower business activity in that quarter. Accordingly, our first quarter revenue is typically slightly lower than in the other quarters. For example, our first quarter revenue in our “Russia (hh.ru)” segment in 2019 was 21.6% (in 2020, this metric was not indicative due to COVID-19).

The number of business days in a quarter may also be affected by calendar layout in a specific year. In addition, the Government of Russia decides on an annual basis how public holidays that occur on weekends will be reallocated to business days throughout the year as a requirement of the Labor Code of Russia. As a result, the number of business days in a quarter may be different in each year (while the total number of business days in a year usually remains the same). Therefore, the comparability of our quarterly results, including with respect to our revenue growth rate, may be affected by this variance. In addition, when a calendar layout in a specific year provides for several consecutive holidays or a small number of business days between holidays or holidays adjacent to weekends, HR managers of our customers may take short vacations, further contributing to the decrease in business activities in these periods.

The following table illustrates the number of business days by quarter for the years 2019 to 2021. In 2021, compared to 2020, there is one business day less in the first quarter and in the total year, two business days more in the second quarter, and two business days less in the fourth quarter, meaning that a negative calendar effect is expected in each of the first and fourth quarter, and a positive effect is expected in the second quarter:

	Number of business days			As % of total business days per year
	2021	2020	2019	2021	2020	2019
First quarter	56	57	57	22.7%	23.0%	23.1%
Second quarter	62	60	59	25.1%	24.2%	23.9%
Third quarter	66	66	66	26.7%	26.6%	26.7%
Fourth quarter	63	65	65	25.5%	26.2%	26.3%
Year	247	248	247	100.0%	100.0%	100.0%

The positive effect from two extra working days in the second quarter of 2021 was not meaningful compared to more significant change drivers observed during the quarter.

Operating costs and expenses (exclusive of depreciation and amortization)

Our operating costs and expenses (exclusive of depreciation and amortization) consist primarily of personnel and marketing expenses. Personnel and marketing expenses, in total, accounted for 78.6% and 76.3% of our total operating costs and expenses (exclusive of depreciation and amortization) for the years ended December 31, 2020 and December 31, 2019, respectively. Most of our marketing and personnel expenses are fixed and not directly tied to our revenue.

Marketing expenses are more volatile in terms of allocation to quarters and are affected by our decisions on how we realize our strategy in a particular year, which can differ from year to year. Therefore, total marketing expenses as a percentage of revenue for a particular quarter may not be fully representative of the whole year. Personnel expenses are relatively stable over the year. However, they are also affected by other dynamics, such as our hiring decisions. Some costs and expenses, such as share-based compensation or foreign exchange gains or losses, can be significantly concentrated in a particular quarter.

As an example, the second quarter segment external expenses in our “Russia (hh.ru)” segment in 2019 and 2020 were 23.1% and 20.9%, respectively, of total “Russia (hh.ru)” segment external expenses for the year.

Net income and Adjusted EBITDA

Even though our revenue remains relatively stable throughout each quarter, seasonal revenue fluctuations, as described above, affect our net income. As a result of revenue seasonality, our profitability in the first quarter is usually lower than in other quarters and for the full year, because our expenses as a percentage of revenue are usually higher in the first quarter due to lower revenue. Our profitability is also affected by our decisions on timing of expenses, as described above.

Contract liabilities

Our contract liabilities are mostly affected by the annual subscriptions’ renewal cycle in our Key Accounts customer segment. A substantial number of our Key Accounts renew their subscriptions in the first quarter but prepay us in the fourth quarter of a previous year, as per our normal payment terms. As a result, we receive substantial prepayments from our customers in the fourth quarter which causes a consequential increase in our contract liabilities at the end of that quarter. For example, our contract liabilities as of March 31, June 30, September 30, and December 31, 2020 were ₽2,584 million, ₽2,355 million, ₽2,323 million, and ₽2,785 million, respectively.

Net cash generated from operating activities

Our net cash generated from operating activities is affected by seasonal fluctuations in business activity as explained in “Revenue” and by substantial prepayments from our customers (see “Contract liabilities”), as well as by our decisions in regard to timing of expenses (see “Operating costs and expenses (exclusive of depreciation and amortization)”), and to a lesser extent by payment terms provided to us by our largest suppliers, such as TV advertising agencies and others.

Net Working Capital

Our Net Working Capital is primarily affected by changes in our contract liabilities. As our contract liabilities have usually been highest in the fourth quarter, our Net Working Capital has usually been lowest in the fourth quarter. For example, our Net Working Capital of March 31, June 30, September 30, and December 31, 2020 was ₽ (3,130) million, ₽ (2,865) million, ₽ (3,111) million, and ₽ (3,849) million, respectively.

Second Quarter 2021 Results

Our revenue was ₽3,911 million for the three months ended June 30, 2021 compared to ₽1,534 million for the three months ended June 30, 2020. Revenue for the three months ended June 30, 2021 increased by ₽2,377 million, or 155.0%, while the compound average growth rate(*) (“CAGR”) from 2019 to 2021 in the second quarter of 2021 was 43.4%, reflecting acceleration of growth compared to historical averages. Revenue has increased primarily due to the increase in all key operating metrics across customer segments on the back of strong demand for candidates, as well as due to low base effect, our monetization initiatives, and consolidation of acquired subsidiaries.

The following table breaks down revenue by product for the periods indicated:

	For the three months ended June 30,			Change		CAGR
(in thousands of RUB)	2021	2020	2019	2021/2020	2021/2019	2019-2021
Bundled Subscriptions	1,021,864	524,497	554,090	94.8%	84.4%	35.8%
CV Database Access	806,933	346,981	433,742	132.6%	86.0%	36.4%
Job Postings	1,700,108	505,119	769,115	236.6%	121.0%	48.7%
Other value-added services	382,278	157,238	144,677	143.1%	164.2%	62.6%
Total revenue	3,911,183	1,533,835	1,901,624	155.0%	105.7%	43.4%

	For the six months ended June 30,			Change		CAGR
(in thousands of RUB)	2021	2020	2019	2021/2020	2021/2019	2019-2021
Bundled Subscriptions	1,788,331	1,102,210	1,057,975	62.2%	69.0%	30.0%
CV Database Access	1,395,898	817,567	819,389	70.7%	70.4%	30.5%
Job Postings	2,944,619	1,286,532	1,410,986	128.9%	108.7%	44.5%
Other value-added services	623,449	317,935	291,711	96.1%	113.7%	46.2%
Total revenue	6,752,297	3,524,244	3,580,061	91.6%	88.6%	37.3%

(*) Given low base effect on the back of COVID-19 restrictions in the second quarter of 2020, in addition to year-on-year growth to 2020, we present growth to 2019 and CAGR over two years 2019-2021. We believe that these metrics are useful to assess revenue growth in 2021. Please, note that when commenting on change drivers throughout this release, we are commenting on year-on-year growth to 2020.

We calculate two-year 2019-2021 CAGR as ((S1/S0)½-1)*100%, where S0 and S1 are values for 2019 and 2021, respectively.

The following tables sets forth our revenue, number of paying customers and ARPC, broken down by type of customer and region, for the periods indicated:

	For the three months ended June 30,			Change		CAGR
	2021	2020	2019	2021/2020	2021/2019	2019-2021
Revenue (in thousands of RUB)
Key Accounts in Russia
Moscow and St. Petersburg	875,549	433,024	491,334	102.2%	78.2%	33.5%
Other regions of Russia	329,932	171,221	151,847	92.7%	117.3%	47.4%
Sub-total	1,205,481	604,245	643,181	99.5%	87.4%	36.9%
Small and Medium Accounts in Russia
Moscow and St. Petersburg	1,205,294	415,921	631,218	189.8%	90.9%	38.2%
Other regions of Russia	1,044,849	323,099	397,969	223.4%	162.5%	62.0%
Sub-total	2,250,143	739,020	1,029,187	204.5%	118.6%	47.9%
Foreign customers of Russia segment	25,499	11,856	15,922	115.1%	60.1%	26.6%
Other customers in Russia	111,860	66,353	69,446	68.6%	61.1%	26.9%
Total for “Russia” operating segments	3,592,983	1,421,474	1,757,736	152.8%	104.4%	43.0%
Other segments	318,199	112,361	143,888	183.2%	121.1%	48.7%
Total revenue	3,911,182	1,533,835	1,901,624	155.0%	105.7%	43.4%

Number of paying customers
Key Accounts
Moscow and St. Petersburg	5,227	4,258	4,589	22.8%	13.9%	6.7%
Other regions of Russia	5,782	4,704	4,408	22.9%	31.2%	14.5%
Key Accounts, total	11,009	8,962	8,997	22.8%	22.4%	10.6%
Small and Medium Accounts
Moscow and St. Petersburg	89,025	44,719	63,092	99.1%	41.1%	18.8%
Other regions of Russia	144,950	64,472	77,055	124.8%	88.1%	37.2%
Small and Medium Accounts, total	233,975	109,191	140,147	114.3%	66.9%	29.2%
Foreign customers of Russia segments	1,525	540	1,893	182.4%	(19.4)%	(10.2)%
Total for “Russia” operating segments	246,509	118,693	151,037	107.7%	63.2%	27.8%
Other segments, total	16,215	8,523	13,190	90.2%	22.9%	10.9%
Total number of paying customers	262,724	127,216	164,227	106.5%	60.0%	26.5%

ARPC (in RUB)
Key Accounts
Moscow and St. Petersburg	167,505	101,697	107,068	64.7%	56.4%	25.1%
Other regions of Russia	57,062	36,399	34,448	56.8%	65.6%	28.7%
Key Accounts, total	109,500	67,423	71,488	62.4%	53.2%	23.8%
Small and Medium Accounts
Moscow and St. Petersburg	13,539	9,301	10,005	45.6%	35.3%	16.3%
Other regions of Russia	7,208	5,011	5,165	43.8%	39.6%	18.1%
Small and Medium Accounts, total	9,617	6,768	7,344	42.1%	31.0%	14.4%
Other segments, total	19,624	13,183	10,909	48.9%	79.9%	34.1%

In the second quarter of 2021, compared to the second quarter of 2020:

•	In our Key Accounts customer segment, revenue has increased by 99.5%, or by 36.9% on a two-year CAGR basis, primarily due to the increase in ARPC.

o	ARPC in our Key Accounts customer segment has increased by 62.4%, or by 23.8% on a two-year CAGR basis. This was driven by the increase in average consumption and, to slightly lower extent, by our monetization improvements. Average consumption was driven mostly by competition for candidates, as the number of jobs advertised has increased more rapidly than the number of job seekers in active search. To sustain a stream of candidates, some customers increased their spending by more frequently renewing their job postings, driving average postings consumption up, which may be a temporary effect depending on future development of job seeker and employer activity. In addition, average postings consumption was driven by slightly elevated number of job postings advertised per employer, which we believe reflects high demand in momentum, but may also be a temporary effect. Monetization improvements mostly related to additional revenues received from top-up contacts within new limited model in subscription products, as well as annual price inflation and gradual reduction in discounts.

o	The number of paying customers in our Key Accounts customer segment has increased by 22.8%, or by 10.6% on a two-year CAGR basis. This was a result of (i) low base effect, when some customers decided not to use our services in the second quarter 2020 due to COVID-19 restrictions, and (ii) new customer acquisitions.

•	In our Small and Medium Accounts customer segment, revenue has increased by 204.5%, or by 47.9% on a two-year CAGR basis, driven by the increase in the number of paying customers and the increase in ARPC.

o	The number of paying customers in our Small and Medium Accounts customer segment has increased by 114.3%, or by 29.2% on a two-year CAGR basis. This was driven by (i) low base effect, when some customers decided not to use our services in the second quarter 2020 due to COVID-19 restrictions, (ii) new customer acquisitions, and (iii) the addition of customers of our “Russia (Zarplata.ru)” operating segment. We observe historically high number of new customer onboarding, which we believe is driven by economic recovery, simplifications in customer onboarding requirements that we introduced in 2020, as well as increased adoption of online services on the back of COVID-19.

o	ARPC in our Small and Medium Accounts customer segment has increased by 42.1%, or by 14.4% on a two-year CAGR basis. This was driven primarily by the increase in average postings consumption driven by competition for candidates, due to factors explained above for the Key Accounts customer segment.

The following tables sets forth our revenue, number of paying customers and ARPC, broken down by type of customer and region, for the periods indicated:

	For the six months ended June 30,			Growth		CAGR
	2021	2020	2019	2021/2020	2021/2019	2019-2021
Revenue (in thousands of RUB)
Key Accounts in Russia
Moscow and St. Petersburg	1,518,487	928,422	928,697	63.6%	63.5%	27.9%
Other regions of Russia	589,798	364,174	285,586	62.0%	106.5%	43.7%
Sub-total	2,108,285	1,292,596	1,214,283	63.1%	73.6%	31.8%
Small and Medium Accounts in Russia
Moscow and St. Petersburg	2,091,572	1,043,680	1,198,438	100.4%	74.5%	32.1%
Other regions of Russia	1,807,908	749,506	734,739	141.2%	146.1%	56.9%
Sub-total	3,899,480	1,793,186	1,933,177	117.5%	101.7%	42.0%
Foreign customers of Russia segment	45,482	27,731	30,030	64.0%	51.5%	23.1%
Other customers in Russia	201,679	146,205	135,761	37.9%	48.6%	21.9%
Total for “Russia” operating segments	6,254,926	3,259,718	3,313,251	91.9%	88.8%	37.4%
Other segments	497,371	264,526	266,810	88.0%	86.4%	36.5%
Total revenue	6,752,297	3,524,244	3,580,061	91.6%	88.6%	37.3%

Number of paying customers
Key Accounts
Moscow and St. Petersburg	5,583	4,937	5,013	13.1%	11.4%	5.5%
Other regions of Russia	6,229	5,424	4,841	14.8%	28.7%	13.4%
Key Accounts, total	11,812	10,361	9,854	14.0%	19.9%	9.5%
Small and Medium Accounts
Moscow and St. Petersburg	117,658	77,861	85,493	51.1%	37.6%	17.3%
Other regions of Russia	192,856	105,728	105,612	82.4%	82.6%	35.1%
Small and Medium Accounts, total	310,514	183,589	191,105	69.1%	62.5%	27.5%
Foreign customers of Russia segments	1,964	981	2,607	100.2%	(24.7)%	(13.2)%
Total for “Russia” operating segments	324,290	194,931	203,566	66.4%	59.3%	26.2%
Other segments, total	20,486	15,472	17,250	32.4%	18.8%	9.0%
Total number of paying customers	344,776	210,403	220,816	63.9%	56.1%	25.0%

ARPC (in RUB)
Key Accounts
Moscow and St. Petersburg	271,984	188,054	185,258	44.6%	46.8%	21.2%
Other regions of Russia	94,686	67,141	58,993	41.0%	60.5%	26.7%
Key Accounts, total	178,487	124,756	123,227	43.1%	44.8%	20.4%
Small and Medium Accounts
Moscow and St. Petersburg	17,777	13,404	14,018	32.6%	26.8%	12.6%
Other regions of Russia	9,374	7,089	6,957	32.2%	34.7%	16.1%
Small and Medium Accounts, total	12,558	9,767	10,116	28.6%	24.1%	11.4%
Other segments, total	24,279	17,097	15,467	42.0%	57.0%	25.3%

Operating costs and expenses (exclusive of depreciation and amortization)

Operating costs and expenses (exclusive of depreciation and amortization) were ₽1,838 million for the three months ended June 30, 2021, compared to ₽951 million for the three months ended June 30, 2020, representing an increase of ₽887 million, or 93.2%.

The following table sets forth operating costs and expenses (exclusive of depreciation and amortization) for the periods indicated:

	For the three months ended June 30,			For the six months ended June 30,
(in thousands of RUB)	2021	2020	Change	2021	2020	Change
Personnel expenses	(1,053,550)	(540,508)	94.9%	(1,899,259)	(1,121,745)	69.3%
Marketing expenses	(358,689)	(234,394)	53.0%	(800,459)	(552,260)	44.9%
Other general and administrative expenses:
Subcontractors and other expenses related to provision of services	(112,161)	(40,648)	175.9%	(162,564)	(77,828)	108.9%
Office rent and maintenance	(74,478)	(33,755)	120.6%	(130,702)	(80,035)	63.3%
Professional services	(114,111)	(37,723)	202.5%	(174,950)	(116,870)	49.7%
Insurance expense	(42,903)	(43,870)	(2.2)%	(88,975)	(87,043)	2.2%
Hosting and other web-site maintenance	(22,773)	(10,549)	115.9%	(37,233)	(22,583)	64.9%
Other operating expenses	(59,195)	(9,618)	515.5%	(112,367)	(31,320)	258.8%
Operating costs and expenses (exclusive of depreciation and amortization)	(1,837,860)	(951,065)	93.2%	(3,406,509)	(2,089,684)	63.0%

The following table sets forth operating costs and expenses (exclusive of depreciation and amortization) as percentage of revenue for the periods indicated:

	For the three months ended June 30,			For the six months ended June 30,
	2021	2020	Change	2021	2020	Change
Personnel expenses	26.9%	35.2%	(8.3)%	28.1%	31.8%	(3.7)%
Marketing expenses	9.2%	15.3%	(6.1)%	11.9%	15.7%	(3.8)%
Other general and administrative expenses:
Subcontractors and other expenses related to provision of services	2.9%	2.7%	0.2%	2.4%	2.2%	0.2%
Office rent and maintenance	1.9%	2.2%	(0.3)%	1.9%	2.3%	(0.3)%
Professional services	2.9%	2.5%	0.5%	2.6%	3.3%	(0.7)%
Insurance expense	1.1%	2.9%	(1.8)%	1.3%	2.5%	(1.2)%
Hosting and other web-site maintenance	0.6%	0.7%	(0.1)%	0.6%	0.6%	(0.1)%
Other operating expenses	1.5%	0.6%	0.9%	1.7%	0.9%	0.8%
Operating costs and expenses (exclusive of depreciation and amortization)	47.0%	62.0%	(15.0)%	50.4%	59.3%	(8.8)%

Personnel expenses

Personnel expenses for the three months ended June 30, 2021 increased by ₽513 million, or 94.9%, compared to the three months ended June 30, 2020 primarily due to: (i) addition of personnel expenses of Zarplata.ru and Skillaz; (ii) low base effect, including our cost savings initiatives in the second quarter of 2020 not occurring in the second quarter of 2021, and our sales team bonuses reaching bottom-end in the second quarter of 2020 on the back of significant underperformance in revenue relative to sales teams’ targets, and top-end in the second quarter of 2021 on the back of significant overperformance relative to the targets; (iii) the increase in headcount by 120 people (not including increase in personnel headcount due to acquisition of Zarplata.ru and Skillaz) from June 30, 2020 to June 30, 2021, primarily in our development, sales and support teams; and (iv) SPO-related and acquisitions-related bonuses in the second quarter of 2021 not occurring in the second quarter of 2020.

Personnel expenses as a percentage of revenue decreased from 35.2% in the second quarter of 2020 to 26.9% in the second quarter of 2021 on the back of the increase in revenue.

Personnel expenses (excluding share-based compensations and other items) as a percentage of revenue decreased from 31.4% in the second quarter of 2020 to 23.1% in the second quarter of 2021 on the back of the increase in revenue. See “Use of Non-IFRS Financial Measures” elsewhere in this release for a reconciliation of personnel expenses (excluding share-based compensations and other items) from the nearest IFRS measure.

Our headcount has increased to 1,280 people as of June 30, 2021 from 832 people as of December 31, 2020, mostly due to addition Zarplata.ru and Skillaz personnel.

Marketing expenses

Marketing expenses increased by ₽124 million, or 53.0%, for the three months ended June 30, 2021 compared to the three months ended June 30, 2020 primarily due to increase in marketing expense in our “Russia (hh.ru)” segment across various channels in line with our marketing strategy, as well as due to addition of marketing expenses of Zarplata.ru.

Marketing expenses as a percentage of revenue decreased from 15.3% in the second quarter 2020 to 9.2% in the second quarter 2021, on the back of the increase in revenue.

Other general and administrative expenses

Total other general and administrative expenses increased by ₽249 million, or 141.6%, primarily due to: (i) the addition of Zarplata.ru and Skillaz other general and administrative expenses; (ii) low base effect, including out cost savings in the second quarter of 2020 not occurring in the second quarter of 2021 and an increase in subcontractor costs in our “Russia (hh.ru)” segment on the back of the increase in revenue from other value-added services; and (iii) SPO-related costs in the second quarter 2021 not occurring in the second quarter of 2020.

Total other general and administrative expenses as a percentage of revenue have decreased to 10.9% in the second quarter 2021 from 11.5% in the second quarter 2020, on the back of the increase in revenue.

Total other general and administrative expenses (excluding items unrelated to our core business activities) as a percentage of revenue were 9.9% in the second quarter of 2021, flat compared to 10.0% in the second quarter of 2020, as the increase in revenue was offset by increase in expenses for the reasons described above. See “Use of Non-IFRS Financial Measures” elsewhere in this release for a reconciliation of other general and administrative expenses (excluding items unrelated to our core business activities) from the nearest IFRS measure.

Net foreign exchange gain

Net foreign exchange gain was ₽9 million for the three months ended June 30, 2021, compared to a ₽19 million for the three months ended June 30, 2020.

Depreciation and amortization

Depreciation and amortization were ~~P~~289 million for the three months ended June 30, 2021, compared to ₽184 million for the three months ended June 30, 2020. The increase by 57.3% or ₽105 million mainly relates to amortization of intangible assets of Zarplata.ru and Skillaz measured at fair values on acquisition.

Finance income and costs

Finance income was ₽43 million for the three months ended June 30, 2021 compared to ₽9 million for the three months ended June 30, 2020, primarily due to an increase in interest income on cash deposits.

Finance costs were ₽157 million for the three months ended June 30, 2021, compared to ₽109 million for the three months ended June 30, 2020. The increase of ₽49 million was primarily due to ₽64 million interest accrued on non-convertible bonds issued in the fourth quarter 2020 to finance Zarplata.ru acquisition, partly offset by a decrease in interest accrued on the bank loan due to a decrease in the key rate of the Central Bank of Russia.

Income tax expense

Income tax expense increased to ~~P~~414 million for the three months ended June 30, 2021 from ₽75 million for the three months ended June 30, 2020, following an increase in revenue resulting in an increase in taxable income.

The effective tax rate was 24.5% for the three months ended June 30, 2021, which is relatively flat compared to 23.9% for the three months ended June 30, 2020.

Net income, Adjusted EBITDA and Adjusted Net Income

In the three months ended June 30, 2021 compared to the three months ended June 30, 2020, our net income has increased by 435.1% to ₽1,279 million, our Adjusted EBITDA has increased by 239.9% to ₽2,264 million, and our Adjusted Net Income has increased by 347.1% to ₽1,603 million, primarily due to the reasons described above.

Cash Flows

The following table sets forth the summary cash flow statements for the periods indicated:

	For the six months ended June 30,
(in thousands of RUB)	2021	2020	Change
Net cash generated from operating activities	3,574,071	1,046,862	2,527,208
Net cash used in investing activities	(999,167)	(130,699)	(868,468)
Net cash used in financing activities	(462,899)	(631,369)	168,470
Net increase in cash and cash equivalents	2,112,005	284,794	1,827,210
Cash and cash equivalents, beginning of period	3,367,610	2,089,215	1,278,395
Effect of exchange rate changes on cash	(26,911)	51,913	(78,823)
Cash and cash equivalents, end of period	5,452,704	2,425,922	3,026,782

Net cash generated from operating activities

For the six months ended June 30, 2021, net cash generated from operating activities was ₽3,574 million, compared to ₽1,046 million generated for the six months ended June 30, 2020. The change between the periods of ₽2,527 million was primarily driven by: (i) an increase in net income (adjusted for non-cash items and items not affecting cash flow from operating activities), and (ii) an increase in contract liabilities due an increase in advances received from customers.

Net cash used in investing activities

For the six months ended June 30, 2021, net cash used in investing activities was ₽999 million compared to ₽131 million for the six months ended June 30, 2020. The change between the periods of ₽868 million was mainly due to: (i) ₽556 million (net of cash acquired) paid for acquisition of 40.01% stake in Skillaz in the second quarter of 2021; (ii) ₽234 million deferred consideration paid in the first quarter of 2021 for acquisition of Zarplata.ru; (iii) ₽61 million paid in the second quarter of 2021 for acquisition of 25% in the charter capital of Dream Job LLC (Russia); and (iv) issue of a loan to a third party in May 2021 in the amount of ₽74 million on market conditions.

Net cash used in financing activities

For the six months ended June 30, 2021, net cash used in financing activities was ₽463 million compared to ₽631 million for the six months ended June 30, 2020. The change between the periods of ₽168 million was primarily due to the decrease in bank and other loans repaid due to the change in our bank loan amortization schedule in 2020, which was partly offset by the increase of dividends paid to non-controlling interest by ₽40 million.

Capital Expenditures

Our additions to property and equipment and intangible assets for the six months ended June 30, 2021 were ₽699 million compared to ₽143 million for the six months ended June 30, 2020, representing an increase of ₽556 million primarily due to acquisition of intangible assets relating to Skillaz in the amount of ₽552 million.

Dividend

In July 2021 we have settled the previously announced dividend for the year ended December 31, 2020 of $0.55 per share representing approximately 75% of our Adjusted Net Income for the year ended December 31, 2020.

2021 RSU Plan

On July 30, 2021, we established a new HeadHunter Group PLC 2021 Restricted Stock Units Plan (the "2021 RSU Plan") to provide a more straight-forward, predictable, and competitive long-term motivation model to our key talent. Prior to this, our management incentive program has included the 2016 Unit Option Plan (the “2016 Plan”), which is focused mostly on our top management level, as well as the 2018 Unit Option Plan (the “2018 Plan”). There are no awards remaining for granting under the 2016 Plan and awards outstanding under the 2016 Plan have vesting dates through May 2023. In connection with the establishment of the 2021 RSU Plan, our Board of Directors determined that certain awards previously granted under the 2018 Plan shall be replaced with awards under the 2021 RSU Plan.

Under the 2021 RSU Plan, the Company shall issue restricted stock units (“RSUs”) carrying the right to receive either ordinary shares or ADSs representing such ordinary shares. The maximum number of shares provided under the 2021 RSU Plan is 6% of the fully diluted aggregate number of ordinary shares issued and outstanding from time to time. Awards under the 2021 RSU Plan are expected to be granted in tranches during the 4-year period expiring August 1, 2025. Each grant will be subject to approval by our Board of Directors upon the recommendation of our management and the Compensation Committee, based on certain selection criteria. RSUs granted under the 2021 RSU Plan vest over 4-year period commencing on the grant date, with the first vesting occurring on the first anniversary of the grant date. The 2021 RSU Plan will reward, among others, our key talent in development, product, sales and marketing teams.

We plan to fund the 2021 RSU Plan through a combination of a buy-back program, as was recently approved by our shareholders, and new share issuance and allotment.

The establishment of the 2021 RSU Plan had no impact on our financial results for the second quarter of 2021.

Financial Outlook

The following forward-looking statement reflects our expectations as of August 16, 2021:

We currently expect our revenue to grow in the range of 63% to 68% in year 2021 year-over-year compared to the year 2020.

This outlook reflects our current view, based on the trends that we see at this time, and may change considering market, economic and social developments in jurisdictions in which we operate.

Second Quarter 2021 Financial Results Conference Call

HeadHunter will host a conference call and webcast to discuss its results at 9:00 a.m. U.S. Eastern Time (4:00 p.m. Moscow time, 2:00 p.m. London time) the same day.

We recommend to use the dial-in option only if you would like to ask questions. In this case please dial in at least 15 minutes prior to the call start time and clearly state the requested information. For listen only mode, please use the webcast link. The earnings release can be accessed through our website at https://investor.hh.ru/.  Following the call, a replay will be available on our website.

To participate in the conference call, please use the following details:

Standard International:	+44(0)2071928338
UK (local):	+44(0)8444819752
UK (toll free):	08002796619
USA (local):	+16467413167
USA (toll free)	+18778709135
Russian Federation (local):	+74952499851
Russian Federation (toll free):	810 800 2114 4011
Conference ID:	5579793

Webcast:

https://edge.media-server.com/mmc/p/spm5gzm3

Contacts:

Investor Inquiries

Arman Arutyunian

E-mail: a.arutyunian@hh.ru

Media Inquiries

Alexander Dzhabarov

E-mail: a.dzhabarov@hh.ru

About HeadHunter Group PLC

HeadHunter is the leading online recruitment platform in Russia and the Commonwealth of Independent States focused on providing comprehensive talent acquisition services, such as access to extensive CV database, job postings (jobs classifieds platform) and a portfolio of value-added services.

USE OF NON-IFRS FINANCIAL MEASURES

To supplement our consolidated financial statements, which is prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), we present the following non-IFRS1 financial measures: Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin, Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization), Net Working Capital, Net Debt and Net Debt to Adjusted EBITDA Ratio. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS. For more information on these non-IFRS financial measures, please see the tables captioned “Reconciliations of non-IFRS financial measures from the nearest comparable IFRS measures”, included following the accompanying financial tables. We define the various non-IFRS financial measures we use as follows:

●	“Adjusted EBITDA” as net income/(loss) plus: (1) income tax expense; (2) net interest costs; (3) depreciation and amortization; (4) expenses related to equity-settled awards, including related social taxes; (5) secondary public offering (“SPO”) related costs; (6) transaction costs related to business combinations; (7) insurance expenses related to IPO; (8) (income) from the depositary; (9) net foreign exchange loss gain; (10) (Gain) on remeasurement of previously held interest in equity-accounted investees; (11) net (gain)/loss on financial assets measured at fair value through profit and loss; (12) share of (profit)/loss of equity-accounted investees.

●	“Adjusted Net Income” as net income/(loss) plus: (1) ) expenses related to equity-settled awards, including related social taxes; (2) secondary public offering (“SPO”) related costs; (3) transaction costs related to business combinations; (4) insurance expenses related to IPO; (5) (income) from the depositary; (6) net foreign exchange gain; (7) (gain) on remeasurement of previously held interest in equity-accounted investees; (8) net (gain)/loss on financial assets measured at fair value through profit and loss; (9) share of (profit)/loss of equity-accounted investees; (10) amortization of intangible assets recognized in business combinations; (11) tax effect on adjustments.

●	“Adjusted EBITDA Margin” as Adjusted EBITDA divided by revenue.

●	“Adjusted Net Income Margin” as Adjusted Net Income divided by revenue.

●	“Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization)” as operating costs and expenses (exclusive of depreciation and amortization) plus: (1) expenses related to equity-settled awards, including related social taxes; (2) insurance expenses related to IPO; (3) transaction costs related to business combinations; (4) secondary public offering (“SPO”) related costs.

●	“Net Working Capital” calculated as a sum of: (1) Trade and other receivables and (2) Prepaid expenses and other current assets; less a sum of: (1) Contract liabilities (current); (2) Trade and other payables (current) and (3) Other current liabilities.

●	“Net Debt” calculated as a sum of current and non-current part of Loans and borrowings minus Cash and cash equivalents.

●	“Net Debt to Adjusted EBITDA Ratio” calculated by dividing Net Debt by Adjusted EBITDA.

Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) are used by our management to monitor the underlying performance of the business and its operations. Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) as reported by us to Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) as reported by other companies. Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) are unaudited and have not been prepared in accordance with IFRS or any other generally accepted accounting principles.

1 Denotes International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”).

Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) are not measurements of performance under IFRS or any other generally accepted accounting principles, and you should not consider Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) as alternatives to net income, operating profit or other financial measures determined in accordance with IFRS or other generally accepted accounting principles. Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:

●	Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments,

●	Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) do not reflect changes in, or cash requirements for, our working capital needs, and

●	the fact that other companies in our industry may calculate Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) differently than we do, which limits their usefulness as comparative measures.

The tables at the end of this release provide detailed reconciliations of each non-IFRS financial measure we use from the most directly comparable IFRS financial measure.

We provide earnings guidance on a non-IFRS basis and do not provide earnings guidance on an IFRS basis. A reconciliation of our Adjusted EBITDA Margin guidance to the most directly comparable IFRS financial measure cannot be provided without unreasonable efforts and is not provided herein because of the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including depreciation and amortization, expenses related to equity-settled awards and the other adjustments reflected in our reconciliation of historical non-IFRS financial measures, the amounts of which, could be material.

Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization)

Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) is a financial measure not defined under IFRS. We believe that Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) is a useful metric to assess our operating activities. We excluded expenses incurred in connection with potential financing and strategic transactions, including IPO and SPO- related expenses that are not indicative of our ongoing expenses. We also excluded equity-settled awards as these are non-cash expenses and highly dependent on our share price at the time of equity award grants. Therefore, we believe that it is useful for investors and analysts to see operating costs and expenses financial measures excluding the impact of these charges in order to obtain a clearer picture of our operating activity. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. See the tables at the end of this release providing the calculation of Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization).

Net Working Capital

Net Working Capital is a financial measure not defined under IFRS. We believe that Net Working Capital is a useful metric to assess our ability to service debt, fund new investment opportunities, distribute dividends to our shareholders and assess our working capital requirements. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. See the tables at the end of this release providing the calculation of Net Working Capital.

Net Debt and Net Debt to Adjusted EBITDA Ratio

Net Debt and Net Debt to Adjusted EBITDA Ratio are financial measures not defined under IFRS. We believe that Net Debt and Net Debt to Adjusted EBITDA Ratio are important measures that indicate our ability to repay outstanding debt. These measures should not be considered in isolation or as a substitute for any standardized measure under IFRS. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. See the tables at the end of this release providing the calculation of Net Debt and discussion of Net Debt to Adjusted EBITDA Ratio.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected financial performance and operational performance for the year ending December 31, 2021, the anticipated impact of the COVID-19 pandemic on our business and results of operations, the sufficiency of our resources and our ability to finance our operations for the foreseeable future, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, significant competition in our markets, our ability to maintain and enhance our brand, our ability to improve our user experience and product offerings, our ability to respond to industry developments, our reliance on Russian Internet infrastructure, macroeconomic and global geopolitical developments affecting the Russian economy or our business, including the impact of the COVID-19 pandemic, changes in the political, legal and/or regulatory environment, privacy and data protection concerns and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2020, as such factors may be updated from time to time in our other filings with the U.S. Securities and Exchange Commission (“SEC”), each of which is on file with the SEC and is available on the SEC website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Unaudited Condensed Consolidated Interim Statement of Income and Comprehensive Income

	For the three months ended June 30,			For the six months ended June 30,
	2021	2020	2021	2021	2020	2021
(in thousands of RUB and USD, except per share amounts)	RUB	RUB	USD	RUB	RUB	USD
Revenue	3,911,183	1,533,835	54,043	6,752,298	3,524,244	93,299
Operating costs and expenses (exclusive of depreciation and amortization)	(1,837,860)	(951,065)	(25,395)	(3,406,509)	(2,089,684)	(47,069)
Depreciation and amortization	(289,316)	(183,904)	(3,998)	(527,289)	(368,310)	(7,286)
Operating income	1,784,007	398,866	24,650	2,818,500	1,066,250	38,944
Finance income	43,124	8,612	596	112,616	27,770	1,556
Finance costs	(157,227)	(108,664)	(2,172)	(307,958)	(227,497)	(4,255)
Net foreign exchange gain	8,688	19,455	120	8,466	94,768	117
Other income	14,974	10,907	207	28,051	20,596	388
Share of loss of equity-accounted investees (net of income tax)	(781)	(15,202)	(11)	(5,645)	(24,746)	(78)
Gain on remeasurement of previously held interest in equity accounted investees	–	–	–	223,308	–	3,086
Profit before income tax	1,692,785	313,974	23,390	2,877,338	957,141	39,757
Income tax expense	(414,188)	(75,030)	(5,723)	(668,395)	(306,459)	(9,236)
Net income for the period	1,278,597	238,944	17,667	2,208,943	650,682	30,522
Attributable to:
Owners of the Company	1,259,370	219,285	17,401	2,158,171	582,748	29,820
Non-controlling interest	19,227	19,659	266	50,772	67,934	702
Comprehensive (loss)/income
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences	(14,020)	(8,978)	(194)	(4,802)	16,540	(66)
Total comprehensive income, net of tax	1,264,577	229,966	17,473	2,204,141	667,222	30,456
Attributable to:
Owners of the Company	1,246,357	210,696	17,221	2,152,495	596,708	29,742
Non-controlling interest	18,220	19,270	252	51,646	70,514	714
Earnings per share
Basic (in RUB per share)	24.95	4.37	0.34	43.06	11.63	0.59
Diluted (in RUB per share)	24.29	4.24	0.34	41.85	11.29	0.58

Unaudited Condensed Consolidated Interim Statement of Financial Position

As at

	June 30, 2021	December 31, 2020	June 30, 2021
(in thousands of RUB and USD)	RUB	RUB	USD
Non-current assets
Goodwill	10,658,178	9,875,224	147,269
Intangible assets	3,651,102	3,439,959	50,449
Property and equipment	466,363	466,725	6,444
Equity-accounted investees	60,519	129,666	836
Right-of-use assets	184,548	215,120	2,550
Deferred tax assets	232,616	176,328	3,214
Loans issued	74,859	11,541	1,034
Other financial assets	–	25,491	–
Other non-current assets	26,651	22,176	368
Total non-current assets	15,354,836	14,362,230	212,165
Current assets
Trade and other receivables	134,482	69,120	1,858
Indemnification asset	180,326	186,473	2,492
Prepaid expenses and other current assets	115,163	179,118	1,591
Loans issued (current portion)	3,003	8,178	41
Cash and cash equivalents	5,452,704	3,367,610	75,342
Total current assets	5,885,678	3,810,499	81,325
Total assets	21,240,514	18,172,729	293,490
Equity
Share capital	8,655	8,597	120
Share premium	2,041,570	1,987,044	28,209
Foreign currency translation reserve	(97,816)	(92,140)	(1,352)
Retained earnings	1,519,316	1,536,137	20,993
Total equity attributable to owners of the Company	3,471,725	3,439,638	47,970
Non-controlling interest	112,607	69,104	1,556
Total equity	3,584,332	3,508,742	49,526
Non-current liabilities
Loans and borrowings	7,564,116	7,791,326	104,517
Lease liabilities	127,975	164,245	1,768
Deferred tax liabilities	610,547	658,970	8,436
Contract liabilities	97,129	–	1,342
Trade and other payables	116,628	178,607	1,612
Provisions	77,239	87,822	1,067
Other non-current liabilities	120,425	142,531	1,664
Total non-current liabilities	8,714,059	9,023,501	120,406
Current liabilities
Contract liabilities	3,368,044	2,785,402	46,538
Trade and other payables	1,671,891	1,273,089	23,101
Loans and borrowings (current portion)	480,830	485,100	6,644
Lease liabilities (current portion)	83,339	77,752	1,152
Dividends payable	2,018,033	–	27,884
Income tax payable	532,749	401,733	7,361
Provisions (current portion)	745,287	578,651	10,298
Other current liabilities	41,952	38,759	580
Total current liabilities	8,942,125	5,640,486	123,557
Total liabilities	17,656,184	14,663,987	243,963
Total equity and liabilities	21,240,516	18,172,729	293,490

Unaudited Condensed Consolidated Interim Statement of Cash Flows

For the six months ended

	June 30, 2021	June 30, 2020	June 30, 2021
(in thousands of RUB and USD)	RUB	RUB	USD
OPERATING ACTIVITIES:
Net income for the period	2,208,943	650,682	30,522
Adjusted for non-cash items and items not affecting cash flow from operating activities:
Depreciation and amortization	527,289	368,310	7,286
Net finance costs	195,342	199,727	2,699
Net foreign exchange gain	(8,466)	(94,768)	(117)
Gain on remeasurement of previously held interest in equity accounted investees	(223,308)	–	(3,086)
Other non-cash items	496	(2,104)	7
Management incentive agreement, including social taxes	179,274	106,547	2,477
Share grant to the Board of Directors	10,761	10,757	149
Share of loss of equity-accounted investees, net of income tax	5,645	24,746	78
Income tax expense	668,395	306,459	9,236
Change in trade receivables and other operating assets	(475)	31,707	(7)
Change in contract liabilities	513,533	(14,405)	7,096
Change in trade and other payables	444,479	(154,814)	6,142
Change in other liabilities	(26,016)	(17,504)	(359)
Income tax paid	(640,343)	(158,586)	(8,848)
Interest paid	(281,478)	(209,892)	(3,889)
Net cash generated from operating activities	3,574,071	1,046,862	49,385
INVESTING ACTIVITIES:
Acquisition of subsidiaries, net of cash acquired	(790,044)	–	(10,916)
Acquisition of equity-accounted investee	(61,300)	–	(847)
Acquisition of intangible assets	(60,381)	(42,223)	(834)
Acquisition of property and equipment	(90,909)	(103,946)	(1,256)
Loans issues	(73,997)	(11,541)	(1,022)
Interest received	77,464	27,011	1,070
Net cash used in investing activities	(999,167)	(130,699)	(13,806)
FINANCING ACTIVITIES:
Other loans received	735	–	10
Bank loans and other borrowings origination fees paid	(43,615)	–	(603)
Bank and other loans repaid	(273,660)	(540,000)	(3,781)
Payment for lease liabilities	(39,381)	(24,394)	(544)
Dividends paid to non-controlling interest	(106,978)	(66,975)	(1,478)
Net cash used in financing activities	(462,899)	(631,369)	(6,396)
Net (decrease)/increase in cash and cash equivalents	2,112,005	284,794	29,183
Cash and cash equivalents, beginning of period	3,367,610	2,089,215	46,532
Effect of exchange rate changes on cash	(26,911)	51,913	(372)
Cash and cash equivalents, end of period	5,452,704	2,425,922	75,342

Reconciliations of non-IFRS financial measures from the nearest comparable IFRS measures

Reconciliation of EBITDA and Adjusted EBITDA from net income, the most directly comparable IFRS Financial measure:

	For the three months ended June 30,		For the six months ended June 30,
(in thousands of RUB)	2021	2020	2021	2020
Net income	1,278,597	238,944	2,208,943	650,682
Add the effect of:
Income tax expense	414,188	75,030	668,395	306,459
Net interest costs	114,103	100,052	229,850	199,727
Depreciation and amortization	289,316	183,904	527,289	368,310
EBITDA	2,096,204	597,930	3,634,477	1,525,178
Add the effect of:
Equity-settled awards, including related social taxes(1)	90,135	57,973	155,241	110,033
SPO-related costs(2)	76,021	7,268	78,121	22,188
Transaction costs related to business combinations(3)	23,090	156	24,644	11,275
Insurance cover related to IPO(4)	–	15,939	–	54,772
Income from depository(5)	(13,555)	(8,978)	(26,016)	(17,504)
Net foreign exchange gain (6)	(8,688)	(19,455)	(8,466)	(94,768)
Gain on remeasurement of previously held interest in equity accounted investees(7)	–	–	(223,308)	–
Gain on financial asset measured at fair value through profit or loss (8)	–	–	(34,508)	–
Share of loss of equity-accounted investees(9)	781	15,202	5,645	24,746
Adjusted EBITDA	2,263,988	666,035	3,605,830	1,635,920

(1)	Represents non-cash expenses related to equity-settled awards issued in accordance with the Management Incentive Agreement, and equity-settled share-based awards issued to board members and related social taxes, which are payable as a result of us becoming Russian tax resident in June 2019.

(2)	Reflects legal, accounting, and other professional fees incurred in connection with our secondary public offering that took place in June 2020 and July 2021.

(3)	Reflects transaction costs mostly related to the acquisition of Zarplata.ru in December 2020 and Skillaz in March 2021.

(4)	Subsequent to and in connection with the IPO, in May 2019 we purchased a one-year insurance policy for $2.7 million, of which we allocated $2.4 million to the cover related to our IPO, which we believe does not relate to our ordinary course of business, and $250 thousand to directors’ and officers’ insurance in the ordinary course of business, based on the estimate of our insurance provider. The cost of this insurance policy is expensed over the policy term on a pro-rata time basis and thus recurs in the reporting periods during its term. We renew our D&O policy annually. Due to a decrease in IPO-related risks over time, we believe that our D&O insurance expense from the second 12-month period commenced May 9, 2020 mostly relates to our ordinary course of business.

(5)	In connection with our IPO, we have signed the Deposit Agreement, in accordance with which we shall receive income from our depositary over the five-year period from the date of the IPO, provided that we meet certain covenants as specified in the Deposit Agreement. We believe that this income does not relate to our ordinary course of business.

(6)	Foreign exchange gains or losses do not relate to our operating activities.

(7)	Reflects gain on remeasurement of the previously held interest in LLC “Skillaz” at fair value as at the acquisition date as of March 31, 2021.

(8)	Represents change in fair value of the call option to purchase an additional 40.01% ownership interest in LLC Skillaz.

(9)	We believe that share of profit or loss in equity-accounted investees is not indicative of our core operating performance.

Reconciliation of Adjusted Net Income from net income, the most directly comparable IFRS Financial measure:

	For the three months ended June 30,		For the six months ended June 30,
	2021	2020	2021	2020
Net income	1,278,597	238,944	2,208,943	650,682
Add the effect of:
Equity-settled awards, including related social taxes(1)	90,135	57,973	155,241	110,033
SPO-related costs (2)	76,021	7,268	78,121	22,188
Transaction costs related to business combinations(3)	23,090	156	24,644	11,275
Insurance cover related to IPO (4)	–	15,939	–	54,772
Income from depository(5)	(13,555)	(8,978)	(26,016)	(17,504)
Net foreign exchange gain (6)	(8,688)	(19,455)	(8,466)	(94,768)
Gain on remeasurement of previously held interest in equity accounted investees(7)	–	–	(223,308)	–
Loss/(gain) on financial asset measured at fair value through profit or loss (8)	–	2,642	(34,508)	2,642
Share of loss of equity-accounted investees(9)	781	15,202	5,645	24,746
Amortization of intangible assets recognized in business combinations(10)	192,313	103,947	337,002	207,894
Tax effect on adjustments(11)	(35,734)	(55,140)	(64,672)	(32,268)
Adjusted Net Income	1,602,960	358,498	2,452,626	939,692

(1)	Represents non-cash expenses related to equity-settled awards issued in accordance with the Management Incentive Agreement, and equity-settled share-based awards issued to board members and related social taxes, which are payable as a result of us becoming Russian tax resident in June 2019.

(2)	Reflects legal, accounting, and other professional fees incurred in connection with our secondary public offering that took place in June 2020 and July 2021.

(3)	Reflects transaction costs mostly related to the acquisition of Zarplata.ru in December 2020 and Skillaz in March 2021.

(4)	Subsequent to and in connection with the IPO, in May 2019 we purchased a one-year insurance policy for $2.7 million, of which we allocated $2.4 million to the cover related to our IPO, which we believe does not relate to our ordinary course of business, and $250 thousand to directors’ and officers’ insurance in the ordinary course of business, based on the estimate of our insurance provider. The cost of this insurance policy is expensed over the policy term on a pro-rata time basis and thus recurs in the reporting periods during its term. We renew our D&O policy annually. Due to a decrease in IPO-related risks over time, we believe that our D&O insurance expense from the second 12-month period commenced May 9, 2020 mostly relates to our ordinary course of business.

(5)	In connection with our IPO, we have signed the Deposit Agreement, in accordance with which we shall receive income from our depositary over the five-year period from the date of the IPO, provided that we meet certain covenants as specified in the Deposit Agreement. We believe that this income does not relate to our ordinary course of business.

(6)	Foreign exchange gains or losses do not relate to our operating activities.

(7)	Reflects gain on remeasurement of the previously held interest in LLC “Skillaz” at fair value as at the acquisition date as of March 31, 2021.

(8)	Represents change in fair value of the call option to purchase an additional 40.01% ownership interest in LLC Skillaz and other movements in fair values of financial assets measured at fair value through profit and loss in 2020 that are not indicative of our underlying business performance.

(9)	We believe that share of profit or loss in equity-accounted investees is not indicative of our core operating performance.

(10)	As a result of the acquisition of 100% ownership interest in HeadHunter in 2016, acquisition of 100% ownership interest in Zarplata in 2020 and acquisition of 65.02% ownership interest of Skillaz in 2021 we recognized the following intangible assets: (i) trademark and domain names in the amount of ₽2,010,242 thousand, (ii) non-contractual customer relationships in the amount of ₽2,692,905 thousand, (iii) CV database in the amount of ₽720,909 thousand, (iv) website software in the amount of ₽587,366, and (v) other software, licenses and other in the amount of ₽3,550 thousand which have a useful life of 10 years, 2-10 years, 2-10 years, 3 years and 1 year, respectively.

(11)	Represents income tax on taxable or deductible adjustments.

Reconciliation of Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) from operating costs and expenses (exclusive of depreciation and amortization), the most directly comparable IFRS financial measure:

	For the three months ended June 30, 2021
(in thousands of RUB)	Personnel expenses	Marketing expenses	Other G&A expenses	Total
Operating costs and expenses (exclusive of depreciation and amortization)	(1,053,550)	(358,689)	(425,621)	(1,837,860)
Add the effect of:
Equity-settled awards, including social tax(1)	90,135	–	–	90,135
Transaction costs related to business combinations(3)	23,090	–	–	23,090
SPO-related costs(4)	38,138	–	37,883	76,021
Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization)	(902,187)	(358,689)	(387,738)	(1,648,614)

	For the three months ended June 30, 2020
(in thousands of RUB)	Personnel expenses	Marketing expenses	Other G&A expenses	Total
Operating costs and expenses (exclusive of depreciation and amortization)	(540,508)	(234,394)	(176,163)	(951,065)
Add the effect of:
Equity-settled awards, including social tax(1)	57,973	–	–	57,973
Insurance cover related to IPO(2)	–	–	15,939	15,939
Transaction costs related to business combinations(3)	–	–	156	156
SPO-related costs(4)	–	–	7,268	7,268
Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization)	(482,535)	(234,394)	(152,800)	(869,729)

(1)	Represents non-cash expenses related to equity-settled awards issued in accordance with the Management Incentive Agreement, and equity-settled share-based awards issued to board members and related social taxes, which are payable as a result of us becoming a Russian tax resident in June 2019.

(2)	Subsequent to and in connection with the IPO, in May 2019 we purchased a one-year insurance policy for $2.7 million, of which we allocated $2.4 million to the cover related to our IPO, which we believe does not relate to our ordinary course of business, and $250 thousand to directors’ and officers’ insurance in the ordinary course of business, based on the estimate of our insurance provider. The cost of this insurance policy is expensed over the policy term on a pro-rata time basis and thus recurs in the reporting periods during its term. We renew our D&O policy annually. Due to a decrease in IPO-related risks over time, we believe that our D&O insurance expense from the second 12-month period commenced May 9, 2020 mostly relates to our ordinary course of business.

(3)	Reflects transaction costs mostly related to the acquisition of Zarplata.ru in December 2020 and Skillaz in March 2021.

(4)	Reflects legal, accounting, and other professional fees incurred in connection with our secondary public offerings that took place in July 2020 and June 2021.

We believe that Net Working Capital is a useful metric to assess our ability to service debt, fund new investment opportunities, distribute dividends to our shareholders and assess our working capital requirements. Calculation of our Net Working Capital is presented in the table below:

(in thousands of RUB)	As of June 30, 2021	As of December 31, 2020
Trade and other receivables	134,482	69,120
Prepaid expenses and other current assets	115,163	179,118
Contract liabilities	(3,368,044)	(2,785,402)
Trade and other payables	(1,671,891)	(1,273,090)
Other current liabilities	(41,952)	(38,758)
Net Working Capital	(4,832,242)	(3,849,012)

We believe that Net Debt and Net Debt to Adjusted EBITDA Ratio are important measures that indicate our ability to repay outstanding debt. Calculation of our Net Debt is presented in the table below:

(in thousands of RUB)	As of June 30, 2021	As of December 31, 2020
Loans and borrowings	7,564,116	7,791,326
Loans and borrowings (current portion)	480,830	485,100
Cash and cash equivalents	(5,452,704)	(3,367,610)
Net Debt	2,592,242	4,908,816

We calculate our Net Debt to Adjusted EBITDA Ratio by dividing Net Debt by Adjusted EBITDA:

(in thousands of RUB, except ratio)	As of June 30, 2021	As of December 31, 2020
Net Debt	2,592,242	4,908,816
Adjusted EBITDA	6,073,624	4,103,715
Net Debt to Adjusted EBITDA Ratio	0.4x	1.2x

Calculation of Adjusted EBITDA on the last twelve months basis as of June 30, 2021:

(in thousands of RUB)	RUB
Adjusted EBITDA for the year ended December 31, 2020(1)	4,103,715
Less Adjusted EBITDA for the six months ended June 30, 2020(1)	(1,635,920)
Add Adjusted EBITDA for the six months ended June 30, 2021	3,605,830
Adjusted EBITDA on the last twelve months basis as of June 30, 2021	6,073,625

(1)	Beginning from the first quarter of 2021, we modified the presentation of Adjusted EBITDA and Adjusted Net Income, our non-IFRS measures, to exclude the impact of foreign exchange gains and losses. Prior period amounts have been reclassified to conform to this presentation. Please see “Modification of the presentation of Adjusted EBITDA and Adjusted Net Income” and “Use of Non-IFRS Financial Measures” elsewhere in this release.

Reconciliation of EBITDA and Adjusted EBITDA for the year ended December 31, 2020 from net income, the most directly comparable IFRS Financial measure:

For the year ended December 31,
(in thousands of RUB)	2020
Net income	1,885,825
Add the effect of:
Income tax expense	685,772
Net interest costs	350,216
Depreciation and amortization	750,558
EBITDA	3,672,371
Add the effect of:
Equity-settled awards, including related social taxes(1)	249,286
SPO-related costs(2)	151,087
Insurance cover related to IPO(3)	54,772
Income from depository(4)	(41,617)
Net foreign exchange gain (5)	(83,030)
Transaction costs related to business combinations(6)	51,665
Share of loss of equity-accounted investees(7)	49,181
Adjusted EBITDA	4,103,715

(1)	Represents non-cash expenses related to equity-settled awards issued in accordance with the Management Incentive Agreement, and equity-settled share-based awards issued to board members and related social taxes, which are payable as a result of us becoming Russian tax resident in June 2019.

(2)	Reflects legal, accounting, and other professional fees incurred in connection with our secondary public offering that took place in July 2020.

(3)	Subsequent to and in connection with the IPO, in May 2019 we purchased a one-year insurance policy for $2.7 million, of which we allocated $2.4 million to the cover related to our IPO, which we believe does not relate to our ordinary course of business, and $250 thousand to directors’ and officers’ insurance in the ordinary course of business, based on the estimate of our insurance provider. The cost of this insurance policy is expensed over the policy term on a pro-rata time basis and thus recurs in the reporting periods during its term. We renew our D&O policy annually. Due to a decrease in IPO-related risks over time, we believe that our D&O insurance expense from the second 12-month period commenced May 9, 2020 mostly relates to our ordinary course of business.

(4)	In connection with our IPO, we have signed the Deposit Agreement, in accordance with which we shall receive income from our depositary over the five-year period from the date of the IPO, provided that we meet certain covenants as specified in the Deposit Agreement. We believe that this income does not relate to our ordinary course of business.

(5)	Foreign exchange gains or losses do not relate to our operating activities.

(6)	Reflects transaction costs related to the acquisition of Zarplata.ru in December 2020.

(7)	We believe that share of profit or loss in equity-accounted investees is not indicative of our core operating performance.